Exhibit 99.3

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the third quarter ended

September 30, 2024

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

(in thousands of U.S. dollars)		As at	As at
	Note	September 30, 2024	December 31, 2023
Assets
Cash and cash equivalents		55,218	335,556
Trade and other receivables		1,028,679	894,771
Inventoried supplies		25,177	23,964
Current taxes recoverable		10,737	23,637
Prepaid expenses		84,433	56,269
Assets held for sale		21,523	1,802
Current assets		1,225,767	1,335,999

Property and equipment	7	3,022,273	2,415,472
Right-of-use assets	8	572,656	425,630
Intangible assets	9	2,619,198	2,019,301
Investments	10	23,450	50,209
Other assets		21,876	16,394
Deferred tax assets		14,634	20,615
Non-current assets		6,274,087	4,947,621
Total assets		7,499,854	6,283,620

Liabilities
Trade and other payables		733,352	671,936
Current taxes payable		5,199	2,442
Provisions	14	84,954	66,565
Other financial liabilities		15,340	23,420
Long-term debt	11	249,622	174,351
Lease liabilities	12	159,640	127,397
Current liabilities		1,248,107	1,066,111

Long-term debt	11	2,309,470	1,709,831
Lease liabilities	12	450,703	332,761
Employee benefits	13	83,416	53,231
Provisions	14	141,293	93,335
Other financial liabilities		5,123	3,699
Deferred tax liabilities		509,854	433,242
Non-current liabilities		3,499,859	2,626,099
Total liabilities		4,747,966	3,692,210

Equity
Share capital	15	1,136,247	1,107,290
Contributed surplus	15, 17	29,170	37,684
Accumulated other comprehensive loss		(229,064)	(200,539)
Retained earnings		1,815,535	1,646,975
Total equity		2,751,888	2,591,410

Contingencies, letters of credit and other commitments	21
Total liabilities and equity		7,499,854	6,283,620

The notes on pages 7 to 24 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

(In thousands of U.S. dollars, except per share amounts)		Three months	Three months	Nine months	Nine months
		ended	ended	ended	ended
	Note	Sept. 30, 2024	Sept. 30, 2023	Sept. 30, 2024	Sept. 30, 2023

Revenue		1,905,330	1,632,894	5,477,951	4,742,772
Fuel surcharge		279,253	278,152	841,992	809,717
Total revenue		2,184,583	1,911,046	6,319,943	5,552,489

Materials and services expenses	18	1,090,870	961,949	3,138,831	2,799,934
Personnel expenses		638,826	540,767	1,877,187	1,575,399
Other operating expenses		101,049	107,130	325,780	324,320
Depreciation of property and equipment	7	89,966	64,387	241,939	185,782
Depreciation of right-of-use assets	8	44,930	33,822	125,990	97,211
Amortization of intangible assets	9	18,831	15,882	55,347	43,327
Loss on sale of business		-	3,011	-	3,011
Gain on sale of rolling stock and equipment		(3,378)	(1,131)	(7,836)	(12,925)
Loss (gain) on derecognition of right-of-use assets		36	(174)	77	(1,241)
Loss on sale of land and buildings		-	-	-	40
Loss (gain), net of impairment, on sale of assets
held for sale		159	(15,156)	(337)	(21,747)
Total operating expenses		1,981,289	1,710,487	5,756,978	4,993,111

Operating income		203,294	200,559	562,965	559,378

Finance (income) costs
Finance income	19	(6,831)	(2,002)	(13,003)	(4,283)
Finance costs	19	46,839	23,751	127,753	61,891
Net finance costs		40,008	21,749	114,750	57,608

Income before income tax		163,286	178,810	448,215	501,770
Income tax expense	20	35,297	45,471	109,610	128,279

Net income		127,989	133,339	338,605	373,491

Earnings per share
Basic earnings per share	16	1.51	1.55	4.00	4.33
Diluted earnings per share	16	1.50	1.54	3.97	4.28

The notes on pages 7 to 24 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)

(In thousands of U.S. dollars)	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2024	Sept. 30, 2023	Sept. 30, 2024	Sept. 30, 2023

Net income	127,989	133,339	338,605	373,491

Other comprehensive income (loss)
Items that may be reclassified to income or loss in future periods:
Foreign currency translation differences	2,137	(7,627)	3,221	479
Net investment hedge, net of tax	21,067	(28,384)	(31,033)	(1,518)
Items directly reclassified to retained earnings:
Unrealized gain (loss) on investments in equity securities
measured at fair value through OCI, net of tax	1,343	-	(7,871)	13,562
Other comprehensive income (loss), net of tax	24,547	(36,011)	(35,683)	12,523

Total comprehensive income	152,536	97,328	302,922	386,014

The notes on pages 7 to 24 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
PERIODS ENDED September 30, 2024 AND 2023 (UNAUDITED)

(In thousands of U.S. dollars)				Accumulated	Accumulated
				foreign	unrealized		Total
				currency	gain (loss)		equity
				translation	on invest-		attributable
				differences	ments in	Retained	to owners
		Share	Contributed	& net invest-	equity	earnings	of the
	Note	capital	surplus	ment hedge	securities	(deficit)	Company

Balance as at December 31, 2023		1,107,290	37,684	(200,296)	(243)	1,646,975	2,591,410

Net income		-	-	-	-	338,605	338,605
Other comprehensive loss, net of tax		-	-	(27,812)	(7,871)	-	(35,683)
Realized gain (loss) on equity securities, net of tax		-	-	-	7,158	(7,158)	-
Total comprehensive (loss) income		-	-	(27,812)	(713)	331,447	302,922

Share-based payment transactions, net of tax	17	-	10,743	-	-	-	10,743
Stock options exercised, net of tax	15, 17	14,087	(2,477)	-	-	-	11,610
Dividends to owners of the Company	15	-	-	-	-	(101,234)	(101,234)
Repurchase of own shares	15	(2,761)	-	-	-	(31,418)	(34,179)
Net settlement of restricted share units
and performance share units, net of tax	15, 17	17,631	(16,780)	-	-	(30,235)	(29,384)
Total transactions with owners, recorded directly in equity		28,957	(8,514)	-	-	(162,887)	(142,444)

Balance as at September 30, 2024		1,136,247	29,170	(228,108)	(956)	1,815,535	2,751,888

Balance as at December 31, 2022		1,089,229	41,491	(239,120)	5,799	1,565,671	2,463,070

Net income		-	-	-	-	373,491	373,491
Other comprehensive (loss) income, net of tax		-	-	(1,039)	13,562	-	12,523
Realized gain (loss) on equity securities, net of tax		-	-	-	(13,323)	13,323	-
Total comprehensive (loss) income		-	-	(1,039)	239	386,814	386,014

Share-based payment transactions, net of tax	17	-	17,118	-	-	-	17,118
Stock options exercised, net of tax	15, 17	16,750	(4,228)	-	-	-	12,522
Dividends to owners of the Company	15	-	-	-	-	(90,478)	(90,478)
Repurchase of own shares	15	(12,065)	-	-	-	(106,770)	(118,835)
Net settlement of restricted share units, net of tax	15, 17	29,185	(20,829)	-	-	(54,937)	(46,581)
Total transactions with owners, recorded directly in equity		33,870	(7,939)	-	-	(252,185)	(226,254)

Balance as at September 30, 2023		1,123,099	33,552	(240,159)	6,038	1,700,300	2,622,830

The notes on pages 7 to 24 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

(In thousands of U.S. dollars)		Three months	Three months	Nine months	Nine months
		ended	ended	ended	ended
	Note	Sept. 30, 2024	Sept. 30, 2023*	Sept. 30, 2024	Sept. 30, 2023*

Cash flows from operating activities
Net income		127,989	133,339	338,605	373,491
Adjustments for:
Depreciation of property and equipment	7	89,966	64,387	241,939	185,782
Depreciation of right-of-use assets	8	44,930	33,822	125,990	97,211
Amortization of intangible assets	9	18,831	15,882	55,347	43,327
Share-based payment transactions	17	3,219	3,294	9,222	9,943
Net finance costs	19	40,008	21,749	114,750	57,608
Income tax expense	20	35,297	45,471	109,610	128,279
Loss on sale of business		-	3,011	-	3,011
Gain on sale of property and equipment		(3,378)	(1,131)	(7,836)	(12,885)
Loss (gain) on derecognition of right-of-use assets		36	(174)	77	(1,241)
Loss (gain), net of impairment, on sale of assets
held for sale		159	(15,156)	(337)	(21,747)
Employee benefits		7,163	15,080	28,296	45,255
Provisions, net of payments		7,574	3,707	12,717	(24,155)
Net change in non-cash operating working capital	6	53,444	18,370	(7,323)	69,193
Interest paid		(46,136)	(20,560)	(115,051)	(54,079)
Income tax paid		(28,046)	(42,352)	(105,719)	(187,734)
Net cash from operating activities		351,056	278,739	800,287	711,259

Cash flows used in investing activities
Purchases of property and equipment	7	(123,672)	(120,520)	(320,072)	(280,920)
Proceeds from sale of property and equipment		17,152	17,451	49,475	61,631
Proceeds from sale of assets held for sale		27,978	22,651	31,414	40,137
Purchases of intangible assets	9	(774)	(629)	(5,130)	(2,274)
Business combinations, net of cash acquired	5	(30,961)	(503,535)	(945,182)	(618,587)
Purchases of investments		-	-	-	(4,352)
Proceeds from sale of investments		-	13	19,068	89,225
Others		(2,945)	1,333	(3,266)	724
Net cash used in investing activities		(113,222)	(583,236)	(1,173,693)	(714,416)

Cash flows (used in) from financing activities
Proceeds from long-term debt	11	-	75,000	500,000	75,000
Repayment of long-term debt	11	(148,742)	(8,974)	(186,937)	(31,471)
Net increase in revolving facilities	11	18,568	209,471	50,664	246,260
Repayment of lease liabilities	12	(43,956)	(31,967)	(123,262)	(94,531)
Decrease of other financial liabilities		(931)	(6,122)	(4,076)	(9,419)
Dividends paid		(33,879)	(30,156)	(100,783)	(91,112)
Repurchase of own shares	15	-	-	(34,179)	(118,835)
Proceeds from exercise of stock options	15	881	3,675	11,610	12,522
Share repurchase for settlement of restricted share
units and performance share units		(594)	-	(29,386)	(46,581)
Net cash (used in) from financing activities		(208,653)	210,927	83,651	(58,167)

Net change in cash and cash equivalents		29,181	(93,570)	(289,755)	(61,324)
Cash and cash equivalents, beginning of period		26,606	178,134	335,556	147,117
Effect of movements in exchange rates on
cash and cash equivalents		(569)	3,700	9,417	2,471
Cash and cash equivalents, end of period		55,218	88,264	55,218	88,264

* Recasted for change in presentation for consistency with the current year presentation of the effect of movements in exchange rates on cash and cash equivalents.

The notes on pages 7 to 24 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2024 AND 2023 – (UNAUDITED)

1.
Reporting entity

TFI International Inc. (the “Company”) is incorporated under the Canada Business Corporations Act, and is a company domiciled in Canada. The address of the Company’s registered office is 8801 Trans-Canada Highway, Suite 500, Montreal, Quebec, H4S 1Z6.

The condensed consolidated interim financial statements of the Company as at and for the three and nine months ended September 30, 2024 and 2023 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”).

The Group is involved in the provision of transportation and logistics services across the United States, Canada and Mexico.

2.
Basis of preparation
a)
Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Group.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on October 21, 2024.

b)
Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•
investment in equity securities, derivative financial instruments and contingent considerations are measured at fair value;
•
liabilities for cash-settled share-based payment arrangements are measured at fair value in accordance with IFRS 2;
•
the defined benefit pension plan liability is recognized as the net total of the present value of the defined benefit obligation less the fair value of the plan assets; and
•
assets and liabilities acquired in business combinations are measured at fair value at acquisition date.

These condensed consolidated interim financial statements are expressed in U.S. dollars, except where otherwise indicated.

c)
Seasonality of interim operations

The activities conducted by the Group are subject to general demand for freight transportation. Historically, demand has been relatively stable with the first quarter being generally the weakest in terms of demand. Furthermore, during the harsh winter months, fuel consumption and maintenance costs tend to rise. Consequently, the results of operations for the interim period are not necessarily indicative of the results of operations for the full year.

d)
Functional and presentation currency

The Company’s consolidated interim financial statements are presented in U.S. dollars (“U.S. dollars” or “USD”).

The Company’s functional currency is the Canadian dollar (“CAD” or CDN$”). Translation gains and losses from the application of the U.S. dollar as the presentation currency while the Canadian dollar is the functional currency are included as part of the cumulative foreign currency translation adjustment.

All financial information presented in U.S. dollars has been rounded to the nearest thousand.

e)
Use of estimates and judgments

The preparation of the accompanying financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events. These estimates and the underlying assumptions affect the reported amounts of assets and liabilities, the disclosures about contingent assets and liabilities, and the reported amounts of revenues and expenses. Such estimates include the valuation of goodwill and intangible assets, the measurement of identifiable assets and liabilities acquired in business combinations, income tax provisions, defined benefit obligation, the self-insurance and other provisions, and contingencies. These estimates and assumptions are based on management’s best estimates and judgments.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2024 AND 2023 – (UNAUDITED)

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from these estimates. Changes in those estimates and assumptions resulting from changes in the economic environment will be reflected in the financial statements of future periods.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those applied and described in the Group’s 2023 annual consolidated financial statements.

3.
Material accounting policies

The accounting policies described in the Group’s 2023 annual consolidated financial statements have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated in note 3. The accounting policies have been applied consistently by Group entities.

New standards and interpretations adopted during the period

The following new standards, and amendments to standards and interpretations, are effective for the first time for interim periods beginning on or after January 1, 2024 and have been applied in preparing these condensed consolidated interim financial statements.

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

On January 23, 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements (the 2020 amendments), to clarify the classification of liabilities as current or non-current. On October 31, 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1) (the 2022 amendments), to improve the information a company provides about long-term debt with covenants. The 2020 amendments and the 2022 amendments (collectively “the Amendments”) are effective for annual periods beginning on or after January 1, 2024.

For the purposes of non-current classification, the Amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must exist at the end of the reporting period and have substance. The Amendments reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Covenants with which a company must comply after the reporting date do not affect a liability’s classification at that date. The Amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The Amendments state that:

•
the settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and
•
when classifying liabilities as current or non-current a company can ignore only those conversion options that are recognized as equity.

The adoption of the amendments did not have a material impact on the Group’s condensed consolidated interim financial statements.

Lease Liability in a Sale and Leaseback

On September 22, 2022, the IASB issued Lease Liability in a Sale and Leaseback (Amendments to IFRS 16). The amendments are effective for annual periods beginning on or after January 1, 2024. The amendment introduces a new accounting model which impacts how a seller-lessee accounts for variable lease payments that arise in a sale-and-leaseback transaction. The amendments clarify that on initial recognition, the seller-lessee includes variable lease payments when it measures a lease liability arising from a sale-and-leaseback transaction and after initial recognition, the seller-lessee applies the general requirements for subsequent accounting of the lease liability such that it recognizes no gain or loss relating to the right of use it retains. The amendments need to be applied retrospectively, which require seller-lessees to reassess and potentially restate sale-and-leaseback transactions entered into since implementation of IFRS 16 in 2019.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2024 AND 2023 – (UNAUDITED)

The adoption of the amendments did not have a material impact on the Group’s condensed consolidated interim financial statements.

New standards and interpretations not yet adopted

The following new standards are not yet effective, and have not been applied in preparing these condensed consolidated interim financial statements:

Presentation and Disclosure in Financial Statements – IFRS 18

On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted.

The new Accounting Standard introduces significant changes to the structure of a company’s income statement, more discipline and transparency in presentation of management's own performance measures (commonly referred to as 'non-GAAP measures,') and less aggregation of items into large, single numbers. The main impacts of the new Accounting Standard include:

•
introducing a newly defined ‘operating profit’ subtotal and a requirement for all income and expenses to be allocated between three new distinct categories based on a company’s main business activities (i.e. operating, investing and financing);
•
requiring disclosure about management performance measures (MPMs); and
•
adding new principles for aggregation and disaggregation of information

The extent of the impact of adoption of the amendments has not yet been determined.

4.
Segment reporting

The Group operates within the transportation and logistics industry in the United States, Canada and Mexico, in different reportable segments, as described below. The reportable segments are managed independently as they require different technology and capital resources. For each of the operating segments, the Group’s CEO reviews internal management reports.

In the second quarter of fiscal 2024, it was determined that Package and Courier operating segment should be aggregated with the Canadian Less-Than-Truckload and U.S. Less-Than-Truckload operating segments, forming the Less-Than-Truckload reportable segment. Comparative information has been recast to be consistent with current reportable segments.

The following summary describes the operations in each of the Group’s reportable segments:

Less-Than-Truckload (a):	Pickup, consolidation, transport and delivery of smaller loads.
Truckload (b):

Full loads carried directly from the customer to the destination using a closed van or specialized equipment to meet customers’ specific needs. Includes expedited transportation, flatbed, tank, container and dedicated services.

Logistics:	Asset-light logistics services, including brokerage, freight forwarding and transportation management, as well as small package parcel delivery.

(a) The Less-Than-Truckload reporting segment represents the aggregation of the Canadian Less-Than-Truckload, U.S. Less-Than-Truckload and Package and Courier operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar, amongst others, with respect to the nature of services offered and the methods used to distribute their services. Additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends.

(b) The Truckload reporting segment represents the aggregation of the Canadian Conventional Truckload and Specialized Truckload operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar, amongst others, with respect to the nature of services offered and the methods used to distribute their services. Additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment operating income or loss. This measure is included in the internal management reports that are reviewed by the Group’s CEO and refers to “Operating income (loss)” in the consolidated statements of income. Segment operating income or loss is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2024 AND 2023 – (UNAUDITED)

	Less-
	Than-
	Truckload(2)	Truckload	Logistics	Corporate	Eliminations(2)	Total
Three months ended September 30, 2024
Revenue(1)	770,757	722,882	426,480	-	(14,789)	1,905,330
Fuel surcharge(1)	151,158	106,577	24,600	-	(3,082)	279,253
Total revenue(1)	921,915	829,459	451,080	-	(17,871)	2,184,583
Operating income (loss)	95,960	72,227	48,695	(13,588)	-	203,294
Selected items:
Materials and services expenses	381,053	438,140	299,440	(9,892)	(17,871)	1,090,870
Personnel expenses	337,058	217,812	66,232	17,724	-	638,826
Other operating expenses	51,045	23,209	21,721	5,074	-	101,049
Depreciation and
amortization	54,117	83,920	15,019	671	-	153,727
Gain (loss), net of
impairment on sale of
assets held for sale	(2,013)	1,854	-	-	-	(159)
Intangible assets	419,654	1,451,575	747,927	42	-	2,619,198
Total assets	2,747,120	3,500,468	1,125,683	126,583	-	7,499,854
Total liabilities	868,769	823,039	335,638	2,720,645	(125)	4,747,966
Additions to property
and equipment	54,506	66,974	1,942	250	-	123,672

Three months ended September 30, 2023
Revenue(1)	828,750	401,510	416,222	-	(13,588)	1,632,894
Fuel surcharge(1)	180,141	75,058	26,003	-	(3,050)	278,152
Total revenue(1)	1,008,891	476,568	442,225	-	(16,638)	1,911,046
Operating income (loss)	125,592	50,057	40,855	(15,945)	-	200,559
Selected items:
Materials and services expenses	432,307	245,364	309,115	(8,199)	(16,638)	961,949
Personnel expenses	347,414	120,810	53,278	19,265	-	540,767
Other operating expenses	66,061	13,283	26,049	1,737	-	107,130
Depreciation and
amortization	50,913	50,070	12,977	131	-	114,091
Gain, net of
impairment on sale of
assets held for sale	14,610	546	-	-	-	15,156
Gain on sale of business	-	-	-	(3,011)	-	(3,011)
Intangible assets	374,019	838,644	804,509	116	-	2,017,288
Total assets	2,722,834	1,985,704	1,189,077	157,936	-	6,055,551
Total liabilities	827,414	409,383	343,982	1,852,066	(124)	3,432,721
Additions to property
and equipment	67,727	50,085	2,674	34	-	120,520

(1) Includes intersegment revenue and intersegment fuel surcharge, which are eliminated in the consolidated results and are not disclosed by reportable segment due to the non-material amounts.

(2) Recasted for changes in aggregation in the current year. Specifically, “Package and Courier” was presented separately in previous periods is now aggregated within “Less-Than-Truckload”. The remaining amounts remain the same, except for resultant changes to the Eliminations.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2024 AND 2023 – (UNAUDITED)

	Less-
	Than-
	Truckload(2)	Truckload	Logistics	Corporate	Eliminations(2)	Total
Nine months ended September 30, 2024
Revenue(1)	2,348,436	1,858,300	1,310,778	-	(39,563)	5,477,951
Fuel surcharge(1)	478,359	292,667	79,532	-	(8,566)	841,992
Total revenue(1)	2,826,795	2,150,967	1,390,310	-	(48,129)	6,319,943
Operating income (loss)	290,909	197,018	139,467	(64,429)	-	562,965
Selected items:
Materials and services expenses	1,174,311	1,108,522	928,416	(24,290)	(48,128)	3,138,831
Personnel expenses	1,030,861	573,953	204,737	67,636	-	1,877,187
Other operating expenses	167,539	69,048	72,564	16,629	-	325,780
Depreciation and
amortization	161,278	214,741	45,194	2,063	-	423,276
Gain (loss), net of
impairment on sale of
assets held for sale	(1,526)	1,827	36	-	-	337
Intangible assets	419,654	1,451,575	747,927	42	-	2,619,198
Total assets	2,747,120	3,500,468	1,125,683	126,583	-	7,499,854
Total liabilities	868,769	823,039	335,638	2,720,645	(125)	4,747,966
Additions to property
and equipment	161,068	153,671	4,730	603	-	320,072

Nine months ended September 30, 2023
Revenue(1)	2,418,985	1,226,315	1,133,240	-	(35,768)	4,742,772
Fuel surcharge(1)	527,790	230,127	59,283	-	(7,483)	809,717
Total revenue(1)	2,946,775	1,456,442	1,192,523	-	(43,251)	5,552,489
Operating income	318,631	186,736	105,458	(51,447)	-	559,378
Selected items:
Materials and services expenses	1,262,305	745,619	852,600	(17,339)	(43,251)	2,799,934
Personnel expenses	1,044,108	352,828	124,112	54,351	-	1,575,399
Other operating expenses	195,023	40,880	77,392	11,025	-	324,320
Depreciation and
amortization	146,154	146,655	33,112	399	-	326,320
Gain on sale of
land and buildings	(36)	(4)	-	-	-	(40)
Gain (loss), net of
impairment on sale of
assets held for sale	17,792	3,955	-	-	-	21,747
Gain on sale of business	-	-	-	(3,011)	-	(3,011)
Intangible assets	374,019	838,644	804,509	116	-	2,017,288
Total assets	2,722,834	1,985,704	1,189,077	157,936	-	6,055,551
Total liabilities	827,414	409,383	343,982	1,852,066	(124)	3,432,721
Additions to property
and equipment	182,364	93,489	3,569	182	-	279,604

(1) Includes intersegment revenue and intersegment fuel surcharge, which are eliminated in the consolidated results and are not disclosed by reportable segment due to the non-material amounts.

(2) Recasted for changes in presentation for consistency with the current year presentation: “Package and Courier” presented separately in previous periods is now presented within “Less-Than-Truckload”.

│11

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2024 AND 2023 – (UNAUDITED)

Geographical information

Revenue is attributed to geographical locations based on the origin of service location.

	Less-
	Than-
	Truckload(1)	Truckload	Logistics	Eliminations(1)	Total
Three months ended September 30, 2024
Canada	287,371	293,739	64,745	(10,020)	635,835
United States	634,544	535,720	386,335	(7,851)	1,548,748
Total	921,915	829,459	451,080	(17,871)	2,184,583

Three months ended September 30, 2023
Canada	298,358	279,229	65,105	(9,044)	633,648
United States	710,533	197,339	377,120	(7,594)	1,277,398
Total	1,008,891	476,568	442,225	(16,638)	1,911,046

Nine months ended September 30, 2024
Canada	860,960	869,969	192,397	(27,534)	1,895,792
United States	1,965,834	1,280,998	1,197,913	(20,594)	4,424,151
Total	2,826,794	2,150,967	1,390,310	(48,128)	6,319,943

Nine months ended September 30, 2023
Canada	883,216	850,812	194,512	(24,463)	1,904,077
United States	2,063,559	605,630	998,011	(18,788)	3,648,412
Total	2,946,775	1,456,442	1,192,523	(43,251)	5,552,489

(1) Recasted for changes in presentation for consistency with the current year presentation: “Package and Courier” presented separately in previous periods is now presented within “Less-Than-Truckload”.

Segment assets are based on the geographical location of the assets.

	As at	As at
	September 30, 2024	December 31, 2023
Property and equipment, right-of-use assets and intangible assets
Canada	2,421,964	2,208,595
United States	3,792,163	2,651,808
	6,214,127	4,860,403

5.
Business combinations
a)
Business combinations

In line with the Group’s growth strategy, the Group acquired ten businesses during 2024, of which Daseke Inc. ("Daseke") was considered material. All other acquisitions were not considered to be material. These transactions were concluded in order to add density in the Group’s current network and further expand value-added services.

On April 1, 2024, the Group completed the acquisition of Daseke, Inc. The purchase price for the business acquisition totaled $817.0 million, which was funded by a $500.0 million term loan obtained and the remaining balance was drawn from cash on hand, and the Group absorbed $314.7 million of equipment financing debt in the acquisition. During the nine months ended September 30, 2024, the business contributed revenue and net income of $730.9 million and $5.2 million, respectively since the acquisition.

Had the Group acquired Daseke on January 1, 2024, as per management’s best estimates, the revenue and net income for this entity would have been $1,087.8 million and $6.7 million, respectively. In determining these estimated amounts, management assumed that the fair value adjustments that arose on the date of acquisition would have been the same had the acquisitions occurred on January 1, 2024 and adjusted for interest, based on the purchase price and average borrowing rate of the Group, and income tax expense based on the effective tax rate of the entity.

During the nine months ended September 30, 2024, the non-material businesses, in aggregate, contributed revenue and net income of $100.8 million and $1.1 million, respectively, since the acquisitions.

Had the Group acquired the non-material businesses on January 1, 2024, as per management’s best estimates, the revenue and net income for these entities would have been $160.2 million and $6.1 million, respectively. In determining these estimated amounts, management assumed that the fair value adjustments that arose on the date of acquisition would have been the same had the

│12

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2024 AND 2023 – (UNAUDITED)

acquisitions occurred on January 1, 2024 and adjusted for interest, based on the purchase price and average borrowing rate of the Group, and income tax expense based on the effective tax rate of the entity.

During the nine months ended September 30, 2024, $0.5 million of transaction costs (2023 – $0.6 million) have been expensed in other operating expenses in the consolidated statements of income in relation to the above-mentioned business acquisitions.

As of the reporting date, the Group had not yet completed the determination of the fair value of assets acquired and liabilities assumed of the 2024 acquisitions. Information to confirm the fair value of certain assets and liabilities still needs to be obtained for these acquisitions. As the Group obtains more information, the allocation will be completed.

The table below presents the determination of the fair value of assets acquired and liabilities assumed based on the best information available to the Group to date:

Identifiable assets acquired and liabilities assumed	Note	Daseke	Others	September 30, 2024
Cash and cash equivalents		46,242	32,863	79,105
Trade and other receivables		173,389	27,457	200,846
Inventoried supplies and prepaid expenses		29,872	4,065	33,937
Property and equipment	7	578,421	58,593	637,014
Right-of-use assets	8	109,652	9,161	118,813
Intangible assets	9	60,233	49,832	110,065
Other assets		3,093	(17)	3,076
Trade and other payables		(101,811)	(19,856)	(121,667)
Income tax payable		2,084	1,025	3,109
Employee benefits		(194)	-	(194)
Provisions		(54,681)	-	(54,681)
Other non-current liabilities		(213)	-	(213)
Long-term debt	11	(314,670)	-	(314,670)
Lease liabilities	12	(109,652)	(9,161)	(118,813)
Deferred tax liabilities		(96,434)	(13,075)	(109,509)
Total identifiable net assets		325,331	140,887	466,218
Total consideration transferred		816,958	210,882	1,027,840
Goodwill	9	491,627	69,995	561,622
Cash		816,958	207,329	1,024,287
Contingent consideration		-	3,553	3,553
Total consideration transferred		816,958	210,882	1,027,840

The fair values measured on the amounts regarding Daseke are on a provisional basis, mainly regarding tangible assets, intangible assets, provisions and current and deferred tax liabilities. This is mainly due to pending completion and review of independent valuations and due to the complexity of the information for the tax provisions. The fair values will be revised as more information is obtained about the facts and circumstances that existed at the date of acquisition.

The total trade receivables comprise gross amounts due of $203.7 million, of which $2.9 million was expected to be uncollectible at the acquisition date.

b)
Goodwill

The goodwill is attributable mainly to the premium of an established business operation with a good reputation in the transportation industry, and the synergies expected to be achieved from integrating the acquired entity into the Group’s existing business.

The goodwill arising in the business combinations has been allocated to operating segments as indicated in the table below, which represents the lowest level at which goodwill is monitored internally.

Operating segment	Reportable segment	Sept. 30, 2024
Canadian Less-Than-Truckload	Less-Than-Truckload	115
U.S. Less-Than-Truckload	Less-Than-Truckload	29,425
Canadian Truckload	Truckload	10,612
Specialized Truckload	Truckload	519,668
Logistics	Logistics	1,802
		561,622

│13

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2024 AND 2023 – (UNAUDITED)

c)
Contingent consideration

The contingent consideration for the nine months ended September 30, 2024 relates to non-material business acquisitions and is recorded in the original determination of the fair value of assets acquired and liabilities assumed. The fair value was determined using expected cash flows. These considerations are contingent on achieving specified earnings levels in future periods. The maximum amount payable is $4.5 million in less than one year, and $2.9 in more than one year.

The contingent consideration balance at September 30, 2024 is $8.1 million (December 31, 2023 - $13.2 million) and is presented in other financial liabilities on the consolidated statements of financial position.

d)
Adjustment to the provisional amounts of prior year’s business combinations

The 2023 annual consolidated financial statements included details of the Group’s business combinations and set out provisional fair values relating to the consideration paid and net assets acquired of various acquisitions. These acquisitions were accounted for under the provisions of IFRS 3.

As required by IFRS 3, the provisional fair values have been reassessed in light of information obtained during the measurement period following the acquisition. No material adjustments were required to the provisional fair values for these prior period business combinations during the nine months ended September 30, 2024.

6.
Additional cash flow information

Net change in non-cash operating working capital

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2024	Sept. 30, 2023	Sept. 30, 2024	Sept. 30, 2023
Trade and other receivables	56,141	(27,604)	60,951	125,677
Inventoried supplies	1,094	2,150	3,245	3,238
Prepaid expenses	(1,738)	7,844	(5,159)	(13,647)
Trade and other payables	(2,053)	35,980	(66,360)	(46,075)
	53,444	18,370	(7,323)	69,193

7.
Property and equipment

		Land and	Rolling
	Note	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2023		1,383,977	1,758,200	192,371	3,334,548
Additions through business combinations	5	115,312	511,742	9,960	637,014
Other additions		44,521	251,556	23,995	320,072
Disposals		(6,029)	(123,513)	(9,146)	(138,688)
Reclassification to assets held for sale		(35,744)	(45,643)	-	(81,387)
Effect of movements in exchange rates		(8,659)	(13,401)	(5,293)	(27,353)
Balance at September 30, 2024		1,493,378	2,338,941	211,887	4,044,206

Accumulated Depreciation
Balance at December 31, 2023		105,401	690,232	123,443	919,076
Depreciation		19,732	206,386	15,821	241,939
Disposals		(5,857)	(84,108)	(7,084)	(97,049)
Reclassification to assets held for sale		(2,160)	(28,439)	-	(30,599)
Effect of movements in exchange rates		(1,373)	(7,809)	(2,252)	(11,434)
Balance at September 30, 2024		115,743	776,262	129,928	1,021,933

Net carrying amounts
At December 31, 2023		1,278,576	1,067,968	68,928	2,415,472
At September 30, 2024		1,377,635	1,562,679	81,959	3,022,273

│14

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2024 AND 2023 – (UNAUDITED)

8.
Right-of-use assets

		Land and	Rolling
	Note	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2023		588,359	290,358	3,814	882,531
Other additions		99,040	65,809	659	165,508
Additions through business combinations	5	73,774	43,585	1,454	118,813
Derecognition*		(20,129)	(47,673)	(417)	(68,219)
Effect of movements in exchange rates		(8,330)	(6,127)	11	(14,446)
Balance at September 30, 2024		732,714	345,952	5,521	1,084,187

Depreciation
Balance at December 31, 2023		330,515	124,677	1,709	456,901
Depreciation		61,179	62,258	2,553	125,990
Derecognition*		(19,659)	(44,109)	(350)	(64,118)
Effect of movements in exchange rates		(4,823)	(2,407)	(12)	(7,242)
Balance at September 30, 2024		367,212	140,419	3,900	511,531

Net carrying amounts
At December 31, 2023		257,844	165,681	2,105	425,630
At September 30, 2024		365,502	205,533	1,621	572,656

* Derecognized right-of-use assets include negotiated asset purchases and extinguishments resulting from accidents as well as fully amortized or end of term right-of-use assets.

9.
Intangible assets

			Other intangible assets
					Non-
			Customer	Trademarks	compete	Information
Note		Goodwill	relationships	and other	agreements	technology	Total
Cost
Balance at December 31, 2023		1,562,129	757,195	62,672	23,319	39,305	2,444,620
Additions through business combinations	5	561,622	72,808	33,529	3,393	335	671,687
Other additions		-	-	-	-	5,130	5,130
Extinguishments		-	-	(4,432)	(288)	(2,149)	(6,869)
Effect of movements in
exchange rates		(19,100)	(5,717)	(609)	(269)	(326)	(26,021)
Balance at September 30, 2024		2,104,651	824,286	91,160	26,155	42,295	3,088,547

Amortization and impairment losses
Balance at December 31, 2023		79,052	286,828	25,119	11,873	22,447	425,319
Amortization		-	42,994	4,648	2,896	4,809	55,347
Extinguishments		-	-	(4,432)	(288)	(2,149)	(6,869)
Effect of movements in
exchange rates		(1,104)	(2,626)	(329)	(107)	(282)	(4,448)
Balance at September 30, 2024		77,948	327,196	25,006	14,374	24,825	469,349

Net carrying amounts
At December 31, 2023		1,483,077	470,367	37,553	11,446	16,858	2,019,301
At September 30, 2024		2,026,703	497,090	66,154	11,781	17,470	2,619,198

10.
Investments

	As at	As at
	September 30, 2024	December 31, 2023
Level 1 investments	5,125	31,557
Level 2 investments	4,301	4,339
Level 3 investments	14,024	14,313
	23,450	50,209

The Group elected to designate all of its investments as at fair value through OCI.

During the nine months ended September 30, 2024, the Group sold Level 1 investments for proceeds of $19.1 million resulting in a realized loss, net of tax, of 7.2 M$ on equity securities transferred from OCI to retained earnings.

│15

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2024 AND 2023 – (UNAUDITED)

11.
Long-term debt

	As at	As at
	September 30, 2024	December 31, 2023
Non-current liabilities
Unsecured revolving facilities	72,437	22,166
Unsecured term loan	379,264	-
Unsecured senior notes	1,652,472	1,652,049
Conditional sales contracts	201,233	31,278
Other long-term debt	4,064	4,338
	2,309,470	1,709,831

Current liabilities
Current portion of unsecured debenture	147,972	151,023
Current portion of other long-term debt	363	354
Current portion of conditional sales contracts	101,287	22,974
	249,622	174,351

The table below summarizes changes to the long-term debt:

		Nine months ended	Nine months ended
		September 30, 2024	September 30, 2023
Balance at beginning of period		1,884,182	1,315,757
Proceeds from long-term debt		500,000	75,000
Business combinations	5	314,670	4,808
Repayment of long-term debt		(186,937)	(31,471)
Net increase in revolving facilities		50,664	246,260
Amortization of deferred financing fees		1,447	980
Effect of movements in exchange rates		(37,299)	(4,313)
Effect of movements in exchange rates - debt
designated as net investment hedge		32,365	3,383
Balance at end of period		2,559,092	1,610,404

On March 22, 2024, the Group amended its revolving credit facility, including the addition of a $500.0 million term loan and an extension. Under the new amendment, the revolving credit facility was extended to March 22, 2027. The new agreement also provides the Company with a non-revolving term loan for $500.0 million maturing in 1 to 3 years, $100.0 million each in year one and year two and $300.0 million in year three. Based on certain ratios, the interest rate on the term loan is the sum of SOFR, plus an applicable margin, which can vary between 128 basis points and 190 basis points. The applicable margin on the credit facility is currently 1.65%. Deferred financing fees of $1.3 million were recognized on the increase. The amendment also includes the adoption of the Canadian Interest Rate Benchmark Reform, resulting in the replacement of the banker’s acceptance rate in Canada with the Canadian Overnight Repo Rate Average (CORRA), a measure of the cost of overnight general collateral funding in Canadian Dollars using Government of Canada treasury bills and bonds as collateral for repurchase transactions. The change did not have a material impact on the Group’s financial statements. The debt amendment is subject to the same covenants as previously required by the Company’s syndicated revolving credit agreement as described in note 26(f) of the 2023 annual audited consolidated financial statements.

The Group’s revolving facilities have a total size of $958.2 million at September 30, 2024 (December 31, 2023 – $951.4 million) and an additional $186.3 million of credit availability (CAD $245.0 million and USD $5.0 million). The additional credit is available under certain conditions under the Group’s syndicated revolving credit agreement.

The debt issuances described above are subject to certain covenants regarding the maintenance of financial ratios. These are the same covenants as previously required by the Company’s syndicated revolving credit agreement as described in note 26(f) of the 2023 annual audited consolidated financial statements.

12.
Lease liabilities

	As at	As at
	September 30, 2024	December 31, 2023
Current portion of lease liabilities	159,640	127,397
Long-term portion of lease liabilities	450,703	332,761
	610,343	460,158

│16

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2024 AND 2023 – (UNAUDITED)

The table below summarizes changes to the lease liabilities:

		Nine months ended	Nine months ended
	Note	September 30, 2024	September 30, 2023
Balance at beginning of period		460,158	413,039
Business combinations	5	118,813	30,472
Additions		165,508	84,041
Derecognition*		(4,024)	(16,843)
Repayment		(123,262)	(94,531)
Effect of movements in exchange rates		(6,850)	(939)
Balance at end of period		610,343	415,239

* Derecognized lease liabilities include negotiated asset purchases and extinguishments resulting from accidents.

Extension options

Some real estate leases contain extension options exercisable by the Group. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The Group assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there are significant events or significant changes in circumstances within its control.

The lease liabilities include future lease payments of $23.6 million (December 31, 2023 – $7.9 million) related to extension options that the Group is reasonably certain to exercise.

The Group has estimated that the potential future lease payments, should it exercise the remaining extension options, would result in an increase in lease liabilities of $447.9 million (December 31, 2023 - $375.0 million).

The Group does not have a significant exposure to termination options and penalties.

Contractual cash flows

The total contractual cash flow maturities of the Group’s lease liabilities are as follows:

As at
September 30, 2024
Less than 1 year	186,108
Between 1 and 5 years	376,202
More than 5 years	140,421
702,731

13.
Employee benefits

The Group has various benefit plans, mainly TForce Freight pension plans and TFI International pension plans, under which participants are entitled to benefits once participation requirements are satisfied. Additional information relating to the retirement benefit plans is provided in Note 16 - Employee benefits of the Group’s 2023 annual audited consolidated financial statements.

Net periodic benefit cost and pension contributions are as follows for the TForce Freight pension plans:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2024	Sept. 30, 2023	Sept. 30, 2024	Sept. 30, 2023
Current service cost	12,045	14,984	43,114	44,964
Net interest cost (income)	692	(196)	1,481	(711)
Net periodic benefit cost	12,737	14,788	44,595	44,253

Pension contributions	5,000	-	15,000	-

The pension plan is funded in line with the statutory funding requirements of the Employee Retirement Income Security Act.

│17

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2024 AND 2023 – (UNAUDITED)

14.
Provisions

	Self-insurance	Other	Total
As at September 30, 2024
Current provisions	70,880	14,074	84,954
Non-current provisions	121,618	19,675	141,293
	192,498	33,749	226,247

As at December 31, 2023
Current provisions	46,940	19,625	66,565
Non-current provisions	76,705	16,630	93,335
	123,645	36,255	159,900

Self-insurance provisions represent the uninsured portion of outstanding claims at period-end. Other provisions include mainly litigation provisions of $19.7 million (December 31, 2023 - $16.6 million) and environmental remediation liabilities of $4.0 million (December 31, 2023 - $9.7 million). Litigation provisions contain various pending claims for which management uses judgment and assumptions about future events. The outcomes will depend on future claim developments.

15.
Share capital and other components of equity

The following table summarizes the number of common shares issued:

(in number of shares)		Nine months	Nine months
		ended	ended
	Note	Sept. 30, 2024	Sept. 30, 2023
Balance, beginning of period		84,441,733	86,539,559
Repurchase and cancellation of own shares		(250,000)	(1,109,900)
Stock options exercised	17	443,118	502,041
Balance, end of period		84,634,851	85,931,700

The following table summarizes the share capital issued and fully paid:

	Nine months	Nine months
	ended	ended
	Sept. 30, 2024	Sept. 30, 2023
Balance, beginning of period	1,107,290	1,089,229
Repurchase and cancellation of own shares	(2,761)	(12,065)
Cash consideration of stock options exercised	11,610	12,522
Ascribed value credited to share capital on stock options exercised, net of tax	2,477	4,228
Issuance of shares on settlement of RSUs and PSUs, net of tax	17,631	29,185
Balance, end of period	1,136,247	1,123,099

Pursuant to the normal course issuer bid (“NCIB”) which began on November 2, 2023 and ending on November 1, 2024, the Company is authorized to repurchase for cancellation up to a maximum of 7,161,046 of its common shares under certain conditions. As at September 30, 2024, and since the inception of this NCIB, the Company has repurchased and cancelled 1,035,140 shares. Subsequent to the third quarter of 2024, the Board of Directors approved the renewal of the Company's NCIB. Under the renewed NCIB, the Company may purchase for cancellation a maximum of 7,918,103 common shares from November 2, 2024 to November 1, 2025. The renewed NCIB is subject to approval of the Toronto Stock Exchange.

During the nine months ended September 30, 2024, the Company repurchased 250,000 common shares at a weighted average price of $136.72 per share for a total purchase price of $34.2 million relating to the NCIB. During the nine months ended September 30, 2023, the Company repurchased 1,109,900 common shares at a weighted average price of $107.07 per share for a total purchase price of $118.8 million relating to a previous NCIB. The excess of the purchase price paid over the carrying value of the shares repurchased, net of tax, in the amount of $31.4 million (2023 – $106.8 million) was charged to retained earnings as share repurchase premium.

│18

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2024 AND 2023 – (UNAUDITED)

16.
Earnings per share

Basic earnings per share

The basic earnings per share and the weighted average number of common shares outstanding have been calculated as follows:

(in thousands of dollars and number of shares)	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2024	Sept. 30, 2023	Sept. 30, 2024	Sept. 30, 2023
Net income	127,989	133,339	338,605	373,491
Issued common shares, beginning of period	84,604,483	85,801,479	84,441,733	86,539,559
Effect of stock options exercised	4,070	47,956	223,757	285,794
Effect of repurchase of own shares	-	-	(137,445)	(639,301)
Weighted average number of common shares	84,608,553	85,849,435	84,528,045	86,186,052

Earnings per share – basic (in dollars)	1.51	1.55	4.00	4.33

Diluted earnings per share

The diluted earnings per share and the weighted average number of common shares outstanding after adjustment for the effects of all dilutive common shares have been calculated as follows:

(in thousands of dollars and number of shares)	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2024	Sept. 30, 2023	Sept. 30, 2024	Sept. 30, 2023
Net income	127,989	133,339	338,605	373,491
Weighted average number of common shares	84,608,553	85,849,435	84,528,045	86,186,052
Dilutive effect:
Stock options, restricted share units
and performance share units	514,165	1,002,184	693,770	1,144,205
Weighted average number of diluted common shares	85,122,718	86,851,619	85,221,815	87,330,257

Earnings per share - diluted (in dollars)	1.50	1.54	3.97	4.28

As at September 30, 2024, no stock options were excluded from the calculation of diluted earnings per share (September 30, 2023 – nil) as these were deemed to be anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of stock options was based on quoted market prices for the period during which the options were outstanding.

17.
Share-based payment arrangements

Stock option plan (equity-settled)

The Company offers a stock option plan for the benefit of certain of its employees. The maximum number of shares that can be issued upon the exercise of options granted under the current 2012 stock option plan is 5,979,201. Each stock option entitles its holder to receive one common share upon exercise. The exercise price payable for each option is determined by the Board of Directors at the date of grant, and may not be less than the volume weighted average trading price of the Company’s shares for the last five trading days immediately preceding the grant date. The options vest in equal installments over three years and the expense is recognized following the accelerated method as each installment is fair valued separately and recorded over the respective vesting periods.

The table below summarizes the changes in the outstanding stock options:

(in thousands of options	Three months		Three months		Nine months		Nine months
and in dollars)		ended		ended		ended		ended
	Sept. 30, 2024		Sept. 30, 2023		Sept. 30, 2024		Sept. 30, 2023
		Weighted		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average	Number	average
	of	exercise	of	exercise	of	exercise	of	exercise
	options	price	options	price	options	price	options	price
Balance, beginning of
period	377	31.05	930	29.14	790	29.17	1,302	27.89
Exercised	(30)	30.01	(130)	29.21	(443)	27.61	(502)	25.91
Balance, end of period	347	31.14	800	29.13	347	31.14	800	29.13
Options exercisable, end of period					347	31.14	771	28.71

│19

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2024 AND 2023 – (UNAUDITED)

The following table summarizes information about stock options outstanding and exercisable at September 30, 2024:

(in thousands of options and in dollars)	Options outstanding and exercisable
		Weighted
		average
	Number	remaining
	of	contractual life
Exercise prices	options	(in years)
23.70	14	0.4
30.71	307	1.4
40.41	26	2.8
	347	1.5

Of the options outstanding at September 30, 2024, a total of 325,159 (December 31, 2023 - 726,572) are held by key management personnel.

The weighted average share price at the date of exercise for stock options exercised in the nine months ended September 30, 2024 was $140.91 (September 30, 2023 – $121.85).

For the three and nine months ended September 30, 2024, the Group recognized no compensation expense (September 30, 2023 - nil and $0.2 million).

No stock options were granted during the three and nine months ended September 30, 2024 or September 30, 2023 under the Company’s stock option plan.

Deferred share unit plan for board members (cash-settled)

In 2024, quarterly amounts are paid fully in cash to the board members on the 2nd Thursday following each quarter. Until December 31, 2023, in addition, an equity portion of compensation was awarded, comprised of restricted share units granted annually effective on the date of each Annual Meeting, with a vesting period of one year.

Until December 31, 2020, the Company offered a deferred share unit (“DSU”) plan for its board members. Under this plan, board members could elect to receive cash, DSUs or a combination of both for their compensation. The following table provides the number of DSUs related to this plan:

(in units)	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2024	Sept. 30, 2023	Sept. 30, 2024	Sept. 30, 2023
Balance, beginning of period	-	259,835	-	310,128
Paid	-	-	-	(51,925)
Forfeited	-	-	-	(170)
Dividends paid in units	-	825	-	2,627
Balance, end of period	-	260,660	-	260,660

For the three and nine months ended September 30, 2024, the Group recognized, as a result of the cash-settled director compensation plan, a compensation expense of $0.5 million and $1.6 million respectively (September 30, 2023 – $0.2 million and $0.8 million). In personnel expenses, the Group recognized no mark-to-market gain or loss on DSUs for the three and nine months ended September 30, 2024 (September 30, 2023 – loss of $4.7 million and $7.9 million). As at September 30, 2024, the total carrying amount of liabilities for cash-settled arrangements recorded in trade and other payables amounted to $2.9 million following the settlement of all outstanding DSUs in 2023 of which $2.9 million remains payable (December 31, 2023 - $2.9 million).

Performance contingent restricted share unit and performance share unit plans (equity-settled)

The Company offers an equity incentive plan for the benefit of senior employees of the Group. Each participant’s annual LTIP allocation is split in two equally weighted awards of restricted share units (‘’RSUs’’) and of performance share units (“PSUs”). The RSUs are only subject to a time cliff vesting condition on the third anniversary of the award whereas the PSUs are subject to both performance and time cliff vesting conditions on the third anniversary of the award. The performance conditions attached to the PSUs are equally weighted between absolute earnings before interest and income tax and relative total shareholder return (“TSR”). For purposes of the relative TSR portion, there are two equally weighted comparisons: the first portion is compared against the TSR of a group of transportation industry peers and the second portion is compared against the S&P/TSX60 index.

│20

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2024 AND 2023 – (UNAUDITED)

Restricted share units

On February 8, 2024, the Company granted a total of 45,850 RSUs under the Company’s equity incentive plan of which 30,842 were granted to key management personnel. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $135.00 per unit.

On February 6, 2023, the Company granted a total of 55,400 RSUs under the Company’s equity incentive plan of which 38,275 were granted to key management personnel. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $115.51 per unit.

On April 26, 2023, the Company granted a total of 7,632 RSUs under the Company’s equity incentive plan of which 7,632 were granted to the directors under the director compensation plan. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $117.85 per unit.

The table below summarizes changes to the outstanding RSUs:

(in thousands of RSUs	Three months		Three months		Nine months		Nine months
and in dollars)		ended		ended		ended		ended
	Sept. 30, 2024		Sept. 30, 2023		Sept. 30, 2024		Sept. 30, 2023
		Weighted		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average	Number	average
	of	grant date	of	grant date	of	grant date	of	grant date
	RSUs	fair value	RSUs	fair value	RSUs	fair value	RSUs	fair value
Balance, beginning of
period	162	115.84	191	93.62	192	93.62	272	58.33
Granted*	-	-	-	-	51	137.21	63	115.81
Reinvested	-	-	1	93.86	1	93.54	3	80.97
Settled	(2)	129.24	-	-	(81)	76.81	(145)	36.87
Forfeited	(1)	123.63	-	-	(4)	115.43	(1)	85.37
Balance, end of period	159	115.62	192	93.62	159	115.62	192	93.62

The following table summarizes information about RSUs outstanding as at September 30, 2024:

(in thousands of RSUs and in dollars)	RSUs outstanding
		Remaining
	Number of	contractual life
Grant date fair value	RSUs	(in years)
98.27	55	0.4
157.51	2	0.4
157.51	1	1.3
115.51	54	1.4
157.51	1	1.4
135.00	46	2.4
	159	1.3

The weighted average share price at the date of settlement of the RSUs vested in the nine months ended September 30, 2024 was $134.64 (September 30, 2023 – $115.13). The excess of the purchase price paid to repurchase shares on the market over the carrying value of awarded RSUs, in the amount of $10.4 million (September 30, 2023 – $18.1 million), was charged to retained earnings as share repurchase premium.

For the three and nine months ended September 30, 2024, the Group recognized, as a result of RSUs, a compensation expense of $1.6 million and $4.8 million respectively (September 30, 2023 - $1.5 million and $4.7 million) with a corresponding increase to contributed surplus.

Of the RSUs outstanding at September 30, 2024, a total of 103,046 (December 31, 2023 – 116,368) are held by key management personnel.

│21

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2024 AND 2023 – (UNAUDITED)

Performance share units

On February 8, 2024, the Company granted a total of 45,850 PSUs under the Company’s equity incentive plan of which 30,842 were granted to key management personnel. The fair value of the PSUs is determined using a Monte Carlo simulation model for the TSR portion and using management’s estimates for the absolute earnings before interest and income tax portion. The estimates related to the absolute earnings before interest and income tax portion are revised during the vesting period and the cumulative amount recognized at each reporting date is based on the number of equity instruments for which service and non-market performance conditions are expected to be satisfied. The share-based compensation expense is recognized, through contributed surplus, over the vesting period. The fair value of the PSUs granted was $156.17 per unit as at grant date as at September 30, 2024.

On February 6, 2023, the Company granted a total of 55,400 PSUs under the Company’s equity incentive plan of which 38,275 were granted to key management personnel. The fair value of the PSUs is determined using a Monte Carlo simulation model for the TSR portion and using management’s estimates for the absolute earnings before interest and income tax portion. The estimates related to the absolute earnings before interest and income tax portion are revised during the vesting period and the cumulative amount recognized at each reporting date is based on the number of equity instruments for which service and non-market performance conditions are expected to be satisfied. The share-based compensation expense is recognized, through contributed surplus, over the vesting period. The fair value of the PSUs granted was $135.15 per unit as at grant date and $131.68 per unit as at September 30, 2024.

The table below summarizes changes to the outstanding PSUs:

(in thousands of PSUs	Three months		Three months		Nine months		Nine months
and in dollars)		ended		ended		ended		ended
	Sept. 30, 2024		Sept. 30, 2023		Sept. 30, 2024		Sept. 30, 2023
		Weighted		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average	Number	average
	of	grant date	of	grant date	of	grant date	of	grant date
	PSUs	fair value	PSUs	fair value	PSUs	fair value	PSUs	fair value
Balance, beginning of
period	157	127.88	184	106.22	184	106.17	261	62.87
Granted	-	-	-	-	46	156.17	55	135.15
Reinvested	-	-	-	-	1	106.72	3	77.65
Settled	(1)	114.28	-	-	(135)	89.87	(267)	32.70
Added due to performance conditions	1	102.30	-	-	64	89.87	134	32.93
Forfeited	(1)	139.53	-	-	(4)	129.71	(2)	106.46
Balance, end of period	156	127.73	184	106.22	156	127.73	184	106.22

The following table summarizes information about PSUs outstanding as at September 30, 2024:

(in thousands of PSUs and in dollars)	PSUs outstanding
		Remaining
	Number of	contractual life
Grant date fair value	PSUs	(in years)
100.43	56	0.4
135.15	54	1.4
156.17	46	2.4
	156	1.3

The weighted average share price at the date of settlement of the PSUs vested in the nine months ended September 30, 2024 was $133.74. The excess of the purchase price paid to repurchase shares on the market over the carrying value of awarded PSUs, in the amount of $19.8 million, was charged to retained earnings as share repurchase premium (September 30, 2023 – $36.8 million).

For the three and nine months ended September 30, 2024, the Group recognized, as a result of PSUs, a compensation expense of $1.6 million and $4.4 million respectively (September 30, 2023 – $1.8 million and $5.0 million) with a corresponding increase to contributed surplus.

Of the PSUs outstanding at September 30, 2024, a total of 103,046 (December 31, 2023 - 116,368) are held by key management personnel.

│22

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2024 AND 2023 – (UNAUDITED)

18.
Materials and services expenses

The Group’s materials and services expenses are primarily costs related to independent contractors and vehicle operation expenses. Vehicle operation expenses consist primarily of fuel costs, repairs and maintenance, insurance, permits and operating supplies.

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2024	Sept. 30, 2023	Sept. 30, 2024	Sept. 30, 2023
Independent contractors	754,672	706,827	2,187,880	2,088,608
Vehicle operation expenses	336,198	255,122	950,951	711,326
	1,090,870	961,949	3,138,831	2,799,934

19.
Finance income and finance costs

Recognized in income or loss:

Costs (income)	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2024	Sept. 30, 2023	Sept. 30, 2024	Sept. 30, 2023
Interest expense on long-term debt and amortization
of deferred financing fees	35,848	14,260	94,807	38,675
Interest expense on lease liabilities	6,385	4,027	17,925	11,611
Interest income	(727)	(1,702)	(6,951)	(4,283)
Net change in fair value and accretion expense
of contingent considerations	(6,104)	(300)	(6,052)	134
Net foreign exchange loss	296	1,906	3,070	1,129
Other financial expenses	4,310	3,558	11,951	10,342
Net finance costs	40,008	21,749	114,750	57,608
Presented as:
Finance income	(6,831)	(2,002)	(13,003)	(4,283)
Finance costs	46,839	23,751	127,753	61,891

20.
Income tax expense

Income tax recognized in income or loss:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2024	Sept. 30, 2023	Sept. 30, 2024	Sept. 30, 2023
Current tax expense
Current period	47,472	53,418	137,430	152,252
Adjustment for prior periods	(667)	2,020	(1,736)	1,627
	46,805	55,438	135,694	153,879
Deferred tax expense (recovery)
Origination and reversal of temporary differences	(7,418)	(7,956)	(24,810)	(24,253)
Variation in tax rate	(3,476)	(328)	(1,563)	256
Adjustment for prior periods	(614)	(1,683)	289	(1,603)
	(11,508)	(9,967)	(26,084)	(25,600)
Income tax expense	35,297	45,471	109,610	128,279

│23

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2024 AND 2023 – (UNAUDITED)

Reconciliation of effective tax rate:

	Three months		Three months		Nine months		Nine months
	ended		ended		ended		ended
	Sept. 30, 2024		Sept. 30, 2023		Sept. 30, 2024		Sept. 30, 2023
Income before income tax		163,286		178,810		448,215		501,770
Income tax using the Company’s
statutory tax rate	26.5%	43,271	26.5%	47,385	26.5%	118,777	26.5%	132,969

Increase (decrease) resulting from:
Rate differential between
jurisdictions	-0.2%	(343)	-0.1%	(216)	-0.1%	(472)	0.1%	319
Variation in tax rate	-2.1%	(3,476)	-0.2%	(328)	-0.3%	(1,563)	0.1%	256
Non deductible expenses	1.0%	1,709	0.4%	685	1.2%	5,331	0.3%	1,422
Tax deductions and tax
exempt income	-3.1%	(5,002)	-2.1%	(3,769)	-2.7%	(12,141)	-2.2%	(11,083)
Adjustment for prior periods	-0.8%	(1,281)	0.2%	337	-0.3%	(1,447)	0.0%	24
Multi-jurisdiction tax	0.3%	419	0.8%	1,377	0.3%	1,125	0.9%	4,372
	21.6%	35,297	25.4%	45,471	24.5%	109,610	25.6%	128,279

21.
Contingencies, letters of credit and other commitments
a)
Contingencies

There are pending operational and personnel related claims against the Group. In the opinion of management, these claims are adequately provided for in long-term provisions on the consolidated statements of financial position and settlement should not have a significant impact on the Group’s financial position or results of operations.

b)
Letters of credit

As at September 30, 2024, the Group had $128.6 million of outstanding letters of credit (December 31, 2023 - $106.2 million).

c)
Other commitments

As at September 30, 2024, the Group had $70.2 million of purchase commitments (December 31, 2023 – $62.3 million) and $55.1 million of purchase orders for leases that the Group intends to enter into (December 31, 2023 – $44.4 million).

│24